SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         -------------------------------
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                    Under The Securities Exchange Act of 1934

                          For the month of October 2005
                         Commission File Number: 1-13064

                           NOVA Chemicals Corporation
           1000 Seventh Avenue S.W., Calgary, Alberta, Canada, T2P 5L5
           -----------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  |_|                                  Form 40-F  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes  |_|                                        No  |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes  |_|                                        No  |X|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  |_|                                        No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

A copy of the Registrant's:

     (a) Interim financial statements for the third quarter, three months ended September 30, 2005.

is furnished herewith and is incorporated by reference into the following Registration Statements:

               Registration Statement on Form S-8 #33-47673
               Registration Statement on Form S-8 #333-520
               Registration Statement on Form S-8 #333-9076
               Registration Statement on Form S-8 #333-9078
               Registration Statement on Form S-8 #33-86218
               Registration Statement on Form S-8 #33-77308
               Registration Statement on Form S-8 #333-11280 Registration Statement on Form S-8 #333-12910 Registration Statement on Form S-8 #333-101793 Registration Statement on Form S-8 #333-109424 Registration Statement on Form F-9 #333-13824

A copy of the Registrant's:

     (b)  section 302 certification of principal executive officer;
     (c)  section 302 certification of principal financial officer;
     (d) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and
     (e) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350 are furnished herewith.

Controls and Procedures

     (a) Evaluation of disclosure controls and procedures. Based on our management's evaluation (with the participation of our principal executive officer and principal financial officer), as of September 30, 2005, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     (b) Changes in internal controls. There were no changes in our internal control over financial reporting that occurred during our fiscal quarter ended September 30, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                               NOVA Chemicals Corporation


                               /s/ Jack S. Mustoe

                               -------------------------------------------------
                               Jack S. Mustoe
                               Senior Vice-President Legal, General Counsel and Corporate Secretary

Date: October 19, 2005

                                    EXHIBITS
                                    --------

Attached hereto is:

     (a) the interim financial statements of NOVA Chemicals Corporation for the third quarter, three months ended September 30, 2005;

     (b)  section 302 certification of principal executive officer;

     (c)  section 302 certification of principal financial officer;

     (d) certification of principal executive officer pursuant to 18 U.S.C. ss. 1350; and

     (e) certification of principal financial officer pursuant to 18 U.S.C. ss. 1350.

                                                                     Exhibit (a)


                      NOVA Chemicals Q3 Results:
   Strong Demand, Tight Supply Driving Price and Margin Improvement

    PITTSBURGH--(BUSINESS WIRE)--Oct. 19, 2005--All financial information is in U.S. dollars unless otherwise indicated.
    NOVA Chemicals Corporation (NOVA Chemicals)(NYSE:NCX)(TSX:NCX) reported a net loss of $105 million ($1.28 per share loss diluted) for the third quarter of 2005.
    Included in the third quarter 2005 loss is the estimated impact of two unusual events totaling $95 million after-tax ($1.15 per share loss diluted):

    --  Joffre ethane interruption ... $20 million

    -- Non-cash write-down primarily due to the European Styrenics joint venture ... $75 million

    This quarter's total net loss compares to a net loss of $25 million ($0.29 per share loss diluted) for the second quarter of 2005. In the third quarter of 2004, NOVA Chemicals reported net income of $56 million ($0.60 per share diluted).
    "The two hurricanes on the U.S. Gulf Coast created unprecedented petrochemical and plastic resin production outages in a market that was already strengthening due to low inventories and very healthy demand," said Jeff Lipton, NOVA Chemicals' President and CEO. "NOVA Chemicals continues to implement price increases that began early in the third quarter; with margins now expanding despite higher feedstock costs."

    Third Quarter Snapshot

    Olefins/Polyolefins:

    -- Net income of $39 million in Q3 2005 compares to $45 million in Q2 2005.

    -- Polyethylene sales volume was 2% lower than Q2 2005 due to the continued impact of planned and unplanned outages. The estimated loss of sales due to maintenance outages negatively impacted net income by $14 million.

    --  Polyethylene prices were up 5%.

    -- The sales volume loss due to the Alberta storm that interrupted ethane production is estimated to have negatively impacted net income by $20 million in Q3 2005, for a total impact of $24 million.

    Styrenics:

    -- Net loss of $59 million in Q3 2005 versus a net loss of $76 million in Q2 2005.

    -- North American styrenic polymer prices declined 3% and sales volumes fell 6% primarily on weaker EPS demand.

    -- European styrenic polymer prices declined 3%, while sales volumes increased 11%

    -- Hurricanes Katrina and Rita forced the shutdown of 83% of North American styrene monomer capacity, resulting in the loss of more than 600 million pounds of production. Our Bayport, TX styrene site avoided significant damage.

    -- The NOVA Innovene JV in Europe commenced operations on October 1 and took rapid steps to reduce fixed costs.

    Corporate:

    -- Debt repayment of $81 million; cash position at quarter-end of $97 million.

    -- Preferred shareholders agreed to a removal of the conversion feature of their shares, reducing potential share dilution by
        5.8 million shares. A share buy-back program for up to 7.2 million shares was also announced.

    -- A non-cash write-down of $75 million was taken primarily due to the NOVA Innovene decision to cease EPS production at Berre, France and permanently shutdown the EPS plant at Carrington, UK.

    NOVA Chemicals will host a conference call today, Wednesday, October 19, 2005, for investors and analysts at 1 p.m. EDT (11 a.m. MDT; 10 a.m. PDT). Media are welcome to join this call in "listen only" mode. The dial-in number for this call is (416) 405-9328. The replay number is (416) 695-5800 (Reservation No. 3155699). The live call is also available on the Internet at www.vcall.com.



NOVA Chemicals Highlights
(unaudited; millions of U.S. dollars except per share amounts and as noted)

                                 Three Months           Nine Months
                                     Ended                 Ended
                          -------------------------- -----------------
                          Sept. 30 June 30  Sept. 30 Sept. 30 Sept. 30
                            2005     2005     2004     2005     2004
                          -------- -------- -------- -------- --------
Net income (loss)(1)
  Olefins/Polyolefins          $39     $45      $77     $196     $167
  Styrenics                    (59)    (76)     (10)    (156)     (56)
  Corporate and other(2)       (85)      6      (11)     (76)     (21)
                          -------- -------- -------- -------- --------
Net income (loss)            $(105)   $(25)     $56     $(36)     $90
                          -------- -------- -------- -------- --------
                          -------- -------- -------- -------- --------

Earnings (loss) per common
 share
  - basic                   $(1.28) $(0.29)   $0.64   $(0.44)   $1.03
  - diluted                 $(1.28) $(0.29)   $0.60   $(0.44)   $0.98


Weighted-average common shares
outstanding (millions)(3)(4)
  - basic                       82      82       87       83       87
  - diluted(5)                  82      82       96       83       96


Revenue                     $1,366  $1,329   $1,379   $4,183   $3,743
EBITDA(6)                      $59     $75     $164     $376     $438

Depreciation and
 amortization                  $70     $74      $68     $216     $225
Funds from operations          $35     $41     $128     $231     $336
Capital expenditures (net)    $102    $115      $60     $290     $142
Average capital employed(7) $3,275  $3,354   $3,328   $3,340   $3,241
After-tax return (loss) on
 capital employed(8)        (10.4)%  (0.5)%     9.1%     0.9%     6.2%
Return (loss) on average
 common equity(9)           (31.6)%  (7.2)%    16.9%   (3.5)%     9.4%

(1) On Jan. 1, 2005, NOVA Chemicals adopted new Canadian accounting standards, which require the preferred shares of our subsidiary, NOVA Chemicals Inc., to be classified as debt. Accordingly, any dividends associated with these preferred shares are now classified as interest expense and allocated to our two businesses, Olefins/Polyolefins and Styrenics. All prior periods have been restated.
(2) See table on page 13 for a description of all corporate and other items.
(3) Weighted-average number of common shares outstanding during the period used to calculate the earnings (loss) per share. See page 20, Note 5 for more information.
(4) For periods where there are losses, diluted shares are the same as basic shares because losses are not diluted.
(5) During Sept. 2005, the terms of the preferred shares of our subsidiary, NOVA Chemicals Inc., were amended to remove the feature allowing the holders, under certain circumstances, to convert the preferred shares to NOVA Chemicals' common shares. Accordingly, the preferred shares no longer impact diluted earnings per share.
(6) Net income before income taxes, other gains and losses, interest expense and depreciation and amortization. See Consolidated Statement of Net Income (Loss) and Reinvested Earnings on page 16 and Supplemental Measures on page 12.
(7) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using quarter-end exchange rates. See Supplemental Measures on page 12.
(8) After-tax return (loss) on capital employed equals NOVA Chemicals' net income (loss) plus after-tax interest expense (annualized) divided by average capital employed. See Supplemental Measures on page 12.
(9) Return (loss) on average common equity equals annualized net income (loss) divided by average common equity.


OLEFINS/POLYOLEFINS BUSINESS
Financial Highlights
(unaudited; millions of U.S.     Three Months          Nine Months
 dollars except as noted)           Ended                  Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2005     2005    2004     2005     2004
                           -------- ------- -------- -------- --------
Revenue(1)                    $878    $851     $824   $2,687   $2,318
Operating income               $77     $85     $137     $348     $311
Depreciation and amortization   41      42       40      124      139
                           -------- ------- -------- -------- --------
EBITDA(2)                     $118    $127     $177     $472     $450
Net income                     $39     $45      $77     $196     $167
Capital expenditures (net)     $67     $62      $31     $175      $66
Average capital employed(3) $1,980  $2,000   $1,942   $2,010   $1,895
After-tax return on capital
 employed(4)                  10.0%   11.1%    18.0%    15.0%    14.0%

(1) Before intersegment eliminations.
(2) Net income before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures on page 12.
(3) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(4) After-tax return on capital employed equals net income plus after-tax interest expense (annualized) divided by average capital employed.


Operating Highlights
Average Benchmark Prices(1)
(U.S. dollars per pound, unless     Three Month          Nine Month
 otherwise noted)                      Average             Average
                               ----------------------- ---------------
                               Sept 30 June 30 Sept 30 Sept 30 Sept 30
                                2005    2005    2004    2005    2004
                               ------- ------- ------- ------- -------
Ethylene(2)                     $0.41   $0.38   $0.33   $0.40   $0.32
Polyethylene - LLDPE butene
 liner(3)                       $0.54   $0.51   $0.48   $0.55   $0.46
Polyethylene - weighted-average
 benchmark(4)                   $0.58   $0.55   $0.49   $0.58   $0.47
NYMEX natural gas (dollars per
 mmBTU)(5)                      $8.25   $6.80   $5.84   $7.12   $5.83
WTI crude oil (dollars per
 barrel) (6)                   $63.19  $53.17  $43.88  $55.40  $39.11

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: Chemical Market Associates, Inc. (CMAI) U.S. Gulf Coast
    (USGC) Net Transaction Price.
(3) Linear-Low Density Polyethylene (LLDPE) butene liner. Source:
    Townsend Polymer Services Information (TPSI).
(4) Benchmark prices weighted according to NOVA Chemicals' sales volume mix in North America. Source for benchmark prices: TPSI.
(5) Source: New York Mercantile Exchange (NYMEX) Henry Hub 3-Day Average Close, values in millions of British Thermal Units (mmBTU).
(6) Source: NYMEX WTI daily spot-settled price average for calendar month.


Polyethylene Sales Volumes
(millions of pounds)             Three Months           Nine Months
                                     Ended                 Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2005     2005    2004      2005    2004
                           -------- ------- -------- -------- --------
NOVAPOL(R)
  Joffre site: LLDPE           301     279      329      890      962
  Moore site:  LDPE(1)          65      69       82      199      232
  Moore site:  HDPE(2)         106     100      115      304      332
SCLAIRTECH(TM)
  St. Clair site: LLDPE
   and HDPE                     89      94      118      275      358
Advanced SCLAIRTECH(TM)
  Joffre site:
LLDPE and HDPE
      Standard Products         26      78      122      198      387
      Performance Products     127     105       76      328      186
                           -------- ------- -------- -------- --------
Total                          714     725      842    2,194    2,457
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------

NOVAPOL(R) is a registered trademark of NOVA Brands Ltd.; authorized use.

SCLAIRTECH(TM) and Advanced SCLAIRTECH(TM) are trademarks of NOVA
Chemicals.

(1) Low-Density Polyethylene (LDPE).
(2) High-Density Polyethylene (HDPE).
(3) Performance Products include SCLAIR(R) and SURPASS(R) resins. SCLAIR(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use. SURPASS(R) is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.


    Advanced SCLAIRTECH(TM) is a trademark of NOVA Chemicals.

    Review of Operations

    Olefins/Polyolefins

    The Olefins/Polyolefins business reported net income of $39 million in the third quarter of 2005 compared to net income of $45 million in the second quarter of 2005. Polyethylene sales volumes were 2% lower as a result of the ethane feedstock disruption at the Joffre site and planned maintenance turnarounds. The Joffre site experienced reduced ethane feed in July and August due to severe weather damage at third-party ethane plants. Co-product sales volumes were down 13% primarily due to the planned maintenance turnaround at the Corunna, Ontario flexi-cracker.
    The negative impact to earnings of the planned turnarounds was approximately $14 million in the third quarter of 2005 and is projected to be $15-25 million in the fourth quarter, depending on start-up timing. It is estimated that net income in the third quarter of 2005 would have been $20 million greater had NOVA Chemicals not experienced a loss of sales volume due to the June 21 Joffre ethane feedstock reduction.
    In the third quarter of 2004, the Olefins/Polyolefins business reported net income of $77 million. The year-over-year variance is primarily attributed to planned and unplanned outages and co-product sales volume reductions.
    Year-to-date, the Olefins/Polyolefins business reported net income of $196 million compared to $167 million for the first nine months of 2004. The year-over-year variance is primarily due to product price increases that out paced feedstock costs.

    Ethylene and Feedstocks

    For the third quarter, Chemical Markets Associates, Inc. (CMAI) reported effective operating rates for ethylene in the U.S. of 94% compared to 92% in the second quarter of 2005 and 95% in the third quarter of 2004.
    CMAI benchmark USGC ethylene prices averaged 41 cents per pound in the third quarter compared to 38 cents per pound in the second quarter. CMAI reported USGC contract ethylene prices rose 0.5 cents per pound in July, 3 cents per pound in Aug., and 5 cents per pound in Sept., resulting in a net transaction contract price of 45.5 cents per pound in Sept.
    The average price of West Texas Intermediate (WTI) crude oil was up 19% to $63.19 per barrel in the third quarter and the average price of NYMEX natural gas was up 21% to $8.25 per mmBTU. On Sept. 30, 2005 the closing market price for the NYMEX crude oil contract was $66.24 per barrel and the NYMEX natural gas contract was $13.92 per mmBTU.
    The basis differential between the Alberta AECO Daily Index and Henry Hub Daily Cash natural gas prices averaged $1.90 per mmBTU for the quarter, up from $1.02 per mmBTU in the second quarter of 2005. At the end of the quarter, the basis differential was $2.65 per mmBTU. The widening natural gas basis differential resulted in a calculated average of 7 cents per pound Alberta Advantage in the third quarter. NOVA Chemicals realized approximately 6 cents per pound of the Alberta Advantage due to the negative effect of the ethane supply problems and reduced production rates.

    Polyethylene

    NOVA Chemicals' total polyethylene sales volume for the third quarter was 714 million pounds. Due to the continued impact of the Joffre ethane outage and the planned maintenance turnarounds, NOVA Chemicals' North American sales volume was flat compared to the second quarter.
    International volumes declined 30% to 88 million pounds quarter over quarter, representing 12% of NOVA Chemicals' total polyethylene sales volume this quarter versus 17% in the previous quarter. In Sept., when relative margins increased in the U.S., NOVA Chemicals chose to significantly reduce International sales.
    NOVA Chemicals' polyethylene inventories were up from 18 days of sales on June 30, 2005 to 21 days on Sept. 30, 2005 due to NOVA Chemicals planned turnarounds. Over the same period, American Plastics Council (APC) reported North American industry inventories were down from 39 days of sales to 34 days of sales. APC also reported industry operating rates for polyethylene in North America at an average of 93% for July and Aug. but only 76% for Sept. due to the shut downs caused by the hurricanes. As a result, APC reported third quarter 2005 industry operating rates for polyethylene in North America of 87%, compared to 88% in the second quarter of 2005 and 97% in the third quarter of 2004.
    Hurricanes Katrina and Rita forced the shutdown of several Louisiana, Mississippi, and Texas Gulf Coast plants affecting 59% of North American ethylene capacity and approximately 48% of North American polyethylene capacity. To date, CMAI estimates the two hurricanes' combined impact on industry production capacity resulted in a reduction in ethylene production of approximately 3 billion pounds and a reduction in polyethylene production of approximately 1.5 billion pounds.
    Third quarter weighted-average benchmark polyethylene prices were up approximately 3 cents per pound from the second quarter of 2005. NOVA Chemicals began to implement in North America a series of price increases during the quarter. As of October 15, NOVA Chemicals had announced price increases totaling 39 cents per pound:



 2005 Effective Date  Price Increase Announcements
 Aug. 1               +6 cpp
 Sept. 1              +6 cpp
 Sept. 15             +7 cpp (butene copolymer) /
                       +9 cpp (octene copolymer)
 Oct. 1               +5 cpp
 Nov. 1               +8 cpp
 Nov. 15              +7 cpp


    Performance Products

    NOVA Chemicals sold 153 million pounds of Advanced SCLAIRTECH polyethylene in the third quarter, down from 183 million pounds in the second quarter due to a planned maintenance outage. However, sales of polyethylene Performance Products, including new SURPASS rotational molding and thin-wall injection molding resins, increased to 127 million pounds or 60% of plant capacity in the third quarter, up from 105 million pounds or 50% of plant capacity in the second quarter. Year-over-year, polyethylene Performance Products sales volume has increased 76% from 186 million pounds to 328 million pounds. As a result, year-over-year Standard Product sales volume decreased approximately 50% from 387 million pounds to 198 million pounds.
    Our ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information on page 14.



STYRENICS BUSINESS

Financial Highlights
(unaudited; millions of U.S. dollars except as noted)

                                Three Months           Nine Months
                                    Ended                 Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2005     2005    2004     2005     2004
                           -------- ------- -------- -------- --------
Revenue(1)                    $525    $540     $641   $1,672   $1,633
Operating loss                $(74)   $(97)     $(5)   $(191)    $(44)
Depreciation and amortization   29      32       28       92       86
                           -------- ------- -------- -------- --------
EBITDA(2)                     $(45)   $(65)     $23     $(99)     $42

    NOVA Chemicals' Styrenics $(33)   $(39)     $20     $(57)     $50
    European Styrenic
     Polymers(3)               (12)    (26)       3      (42)      (8)
                           -------- ------- -------- -------- --------
Total EBITDA                  $(45)   $(65)     $23     $(99)     $42

Net loss                      $(59)   $(76)    $(10)   $(156)    $(56)
Capital expenditures (net)     $35     $53      $29     $115      $76
Average capital employed(4) $1,360  $1,420   $1,405   $1,407   $1,366
After-tax loss on capital
 employed(5)                (14.6)% (18.6)%   (0.4)%  (12.1)%   (2.7)%

(1) Before intersegment eliminations.
(2) Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization. See Supplemental Measures on page 12.
(3) As of Oct. 1, 2005, European Styrenic Polymers became part of our European joint venture, NOVA Innovene.
(4) Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using quarter-end exchange rates.
(5) After-tax return on capital employed equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.



Operating Highlights
 Average Benchmark Prices(1)
(U.S. dollars per pound,         Three Month            Nine Month
unless otherwise noted)            Average                Average
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2005     2005    2004     2005     2004
                           -------- ------- -------- -------- --------
Styrene monomer(2)           $0.60   $0.61    $0.66    $0.62    $0.55
Polystyrene weighted-average
 benchmark(3)
  North America              $0.87   $0.90    $0.83    $0.89    $0.74
  Europe                     $0.65   $0.67    $0.70    $0.67    $0.59
Benzene (dollars per
 gallon)(4)                  $2.82   $3.06    $3.62    $3.02    $2.64

(1) Average benchmark prices do not necessarily reflect actual prices realized by NOVA Chemicals or any other petrochemical company.
(2) Source: CMAI Contract Market.
(3) Benchmark prices weighted according to NOVA Chemicals' polystyrene sales volume mix. Includes solid and expandable polystyrene, but excludes styrenic performance products. Source for benchmark prices: CMAI.
(4) A 10 cents per gallon change in the cost of benzene generally results in about a 1 cent per pound change in the variable cost of producing styrene monomer. Source of benzene benchmark prices:
    CMAI.


Styrenics Sales Volumes
(millions of pounds)             Three Months           Nine Months
                                    Ended                  Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2005     2005    2004     2005     2004
                           -------- ------- -------- -------- --------
Styrene monomer(1)             384     396      431    1,207    1,272
Solid and expandable
 polystyrene
  North America                265     282      337      842      991
   Europe                      267     240      263      770      797
Performance Products(2)         24      27       24       80       77
                           -------- ------- -------- -------- --------
Total                          940     945    1,055    2,899    3,137
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------

(1) Third-party sales only.
(2) Performance Products includes ARCEL(R), DYLARK(R), ZYLAR(R) and
    EPS Silver(R).


    Review of Operations

    Styrenics

    The Styrenics business reported a net loss of $59 million in the third quarter of 2005 compared to a net loss of $76 million in the second quarter of 2005, largely due to more favorable feedstock costs. Styrene monomer prices declined slightly. North American polymer prices and volumes declined 3% and 6%, respectively. European polymer prices declined 3% and volumes increased 11% compared to the second quarter.
    In the third quarter of 2004, the Styrenics business reported a net loss of $10 million. The year-over-year variance is attributed to slightly lower margins and 11% lower volumes.
    Year-to-date, the Styrenics business reported a net loss of $156 million compared to $56 million for the first nine months of 2004. The year-over-year variance is due to an 8% decline in third-party sales volume, compounded by increasing feedstock and energy costs. Benzene and ethylene prices have increased 14% and 25% respectively, year-over-year.

    Styrene Monomer

    Quarter-over-quarter, styrene monomer margins were flat. In the third quarter of 2005, average benchmark styrene monomer prices declined by 1 cent per pound, compared to the second quarter of 2005.
    Benchmark benzene prices increased to $2.98 per gallon in July from $2.30 per gallon in June before settling at $2.75 per gallon for Aug. and Sept. The third quarter 2005 average price of benzene decreased from $3.06 to $2.82 per gallon compared to the second quarter, which is the equivalent of approximately 2 cents per pound of styrene. Since peaking in the fourth quarter of 2004, benzene prices are now at the lowest level relative to crude oil since the second quarter of 2003.
    In the third quarter, third party styrene monomer sales volume was down 3% compared to the second quarter. Production volume was reduced due to planned turnarounds at Sarnia and Bayport. The Bayport plant was also shutdown as a precaution on Sept. 21 in anticipation of Hurricane Rita. The plant sustained minimal damage from the hurricane and successfully re-started operations at reduced rates on Oct. 6. Bayport is currently on allocation due to a force majeure declaration issued because of hurricane-related feedstock constraints. We expect the financial impact in the fourth quarter will be approximately $5 million. NOVA Chemicals estimates approximately 60 to 70 million pounds of Bayport styrene monomer production was lost during the outage.
    Hurricanes Katrina and Rita forced the shutdown of several styrene monomer facilities located on the USGC and affected 83% of North American capacity. CMAI estimates the styrene monomer production lost due to the combined effects of the hurricanes was in excess of 600 million pounds.
    NOVA Chemicals announced two price increases for styrene monomer during the quarter totaling 11 cents per pound:



  2005 Effective Date  Price Increase Announcements
  Sept. 1              +3 cpp
  Oct. 1               +8 cpp


    North American Solid Polystyrene (SPS)

    North American SPS sales volumes decreased 2% quarter-over-quarter.

    North American benchmark SPS prices declined by approximately 3 cents per pound from the second quarter.
    NOVA Chemicals issued a force majeure for SPS in North America as a result of the impact of Hurricane Rita.
    NOVA Chemicals began to implement a series of SPS price increases during the quarter. As of Oct. 15, NOVA Chemicals had announced price increases totaling 21 cents per pound:



  2005 Effective Date  Price Increase Announcements
  Sept. 1              +5 cpp
  Oct. 1               +5 cpp
  Nov. 1               +6 cpp
  Nov. 15              +5 cpp


    North American Expandable Polystyrene (EPS)

    North American EPS sales volumes fell 12% compared to second quarter.

    North American benchmark EPS prices declined by 2 cents per pound from the second quarter.
    NOVA Chemicals has announced the following North American price increase:




  2005 Effective Date  Price Increase Announcement
  Nov. 1               +5 cpp


    During the quarter, NOVA Chemicals and GRUPO IDESA signed binding agreements to form a cashless 50:50 joint venture in Mexico, called NOVIDESA, SA de CV. The joint venture, which plans to be a market leader in high-value EPS applications primarily targeted to the construction market in Mexico, commenced operations on Oct. 1, 2005.

    European Styrenic Polymers

    On Oct. 1, 2005 the NOVA Innovene joint venture in Europe commenced operations.
    On Oct. 11, 2005, NOVA Innovene announced it will permanently shutdown an EPS plant in Carrington, UK which had previously been idled, and permanently cease EPS production at its Berre, France plant. The two rationalizations will remove nearly 30% of NOVA Innovene's EPS capacity, 310 million pounds per year, and approximately 10% of Western European industry capacity. This action represents the first step toward achieving a minimum of $40 million in expected synergies identified by the joint venture.

    European-SPS

    European SPS volume was up 1% from the second quarter.

    The weighted-average European SPS benchmark price declined by approximately 3 cents per pound from the second quarter.
    NOVA Chemicals announced two price increases totaling 9 cents per pound:



  2005 Effective Date   Price Increase Announcements
  Sept. 1               +4 cpp
  Oct. 1                +5 cpp


    Expandable Polystyrene (EPS)

    European EPS volumes increased 23% as demand strengthened in anticipation of increased pricing.

    In Europe, EPS prices fell 6% on average over the quarter.

    NOVA Chemicals announced two price increases totaling 9 cents per pound including:



   2005 Effective Date  Price Increase Announcements
   Sept. 1              +3 cpp
   Oct. 1               +6 cpp


    Performance Products

    Styrenics Performance Products include products such as ARCEL specialty foam resins; DYLARK resins for automotive and food packaging; ZYLAR resins for food, medical and industrial packaging; and EPS Silver resins for building and construction products.(2) Styrenics Performance Products volumes for the quarter were 24 million pounds, approximately the same as third quarter 2004.
    There were several Performance Products developments during the quarter including:

    -- NOVA Chemicals entered into a long-term agreement with Loyal Chemical Industrial Corporation to manufacture ARCEL moldable foam resin near Shanghai, China. The agreement is a component of NOVA Chemicals' plan to expand manufacturing capacity for ARCEL from 30 million to 100 million pounds annually by the end of 2006.

    -- NOVA Chemicals signed a joint development agreement with Dietrich Metal Framing, a Worthington Industries company, to commercialize innovative construction products that combine light gauge steel framing and with EPS.

    Our ability to implement announced price increases depends on many factors that may be beyond our control, including market conditions, the supply/demand balance for each particular product and feedstock costs. Successful price increases, when realized, are typically phased in over several months, vary by product or market, and can be reduced in magnitude during the anticipated implementation period. See Forward-Looking Information on page 14.
    (2)ARCEL and DYLARK are registered trademarks of NOVA Chemicals Inc. ZYLAR is a registered trademark of NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltee.; authorized use/utilization autorisee. EPS Silver (R) is a registered trademark of NOVA Chemicals (International) SA in the European Community and a trademark of NOVA Chemicals Inc. in North America.


Liquidity and Capital Resources
Capitalization
(unaudited, millions of U.S. dollars         Sept. 30 June 30  Dec. 31
 except as noted)                             2005     2005     2004
                                             ------- -------- --------

Current debt (1)                               $303     $400     $100
Long-term debt (2) (3)                        1,338    1,309    1,614
Less: cash and cash equivalents                 (97)    (216)    (245)
       restricted cash                          (65)     (65)     (65)
                                             ------- -------- --------

  Total debt, net of cash, cash equivalents
   and restricted cash                        1,479    1,428    1,404

Total common shareholders'
    equity (4) (5) (6) (7) (8)                1,301    1,338    1,493
                                             ------- -------- --------

Total capitalization (9)                     $2,780   $2,766   $2,897
                                             ------- -------- --------
                                             -------

(1) A total of $100 million of 7%, 10-year notes matured in Sept.
    2005 and $300 million of 7% medium term notes are due in May 2006. Current debt also includes bank loans and the current debt related to the Joffre cogeneration facility joint venture.
(2) On Jan. 1, 2005, NOVA Chemicals adopted new Canadian accounting standards, which require the preferred shares of our subsidiary, NOVA Chemicals Inc. to be classified as debt. Prior periods have been restated accordingly. Maturity dates for NOVA Chemicals' current and long-term debt range from May 2006 to Aug. 2028.
(3) During September 2005, the terms of the retractable preferred shares of our subsidiary NOVA Chemicals, Inc. were amended to remove the feature allowing the holders, under certain circumstances, to convert the preferred shares to NOVA Chemicals' common shares. Accordingly, the preferred shares no longer have an impact on diluted earnings per share.
(4) Common shares outstanding on Oct. 14, 2005 were 82,348,163
    (Sept. 30, 2005 - 82,335,363; June 30, 2005 - 82,316,338; Dec.
    31, 2004 - 84,268,293).
(5) A total of 5,194,259 stock options were outstanding to officers and employees on Oct. 14, 2005 and 5,207,259 were outstanding on Sept. 30, 2005 to purchase common shares of NOVA Chemicals. A total of 2,697,002 common shares were reserved but unallocated at Sept. 30, 2005. A total of 13 million common shares were initially reserved for issuance under the Option Plan.
(6) A total of 47,800 shares were reserved for the Directors' Share Compensation Plan.
(7) In Apr. 2005, NOVA Chemicals' shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.
(8) For the three months ended Sept. 30, 2005, a total of 19,025 shares were issued upon the exercise of stock options.
(9) Total capitalization includes shareholders' equity and total debt net of cash and cash equivalents and restricted cash (see Supplemental Measures on (page 12)).


Senior Debt Ratings (1)
                                              Senior Unsecured Debt
                                           ---------------------------
  DBRS                                         BBB (low) (stable)
  Fitch Ratings                                   BB+ (stable)
  Moody's                                         Ba2 (stable)
  Standard & Poor's                               BB+ (stable)

(1) Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.


Coverage Ratios
                                              Three Months Ended
                                       -------------------------------
                                        Sept 30    June 30   Dec. 31
                                          2005      2005       2004
                                       ---------- --------- ----------
Net debt to total capitalization (1)        53.2%     51.6%      48.5%
Interest coverage on long-term debt (2)      2.7x      4.6x       4.0x
Net tangible asset coverage on long-         1.8x      1.8x       1.9x
 term debt (3)

(1) Net debt to total capitalization is equal to total debt, net of cash, cash equivalents, and restricted cash, divided by total common shareholders' equity plus net debt. See Capitalization table above, and Supplemental Measures on page 12.
(2) Interest coverage on long-term debt is equal to net income before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(3) Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred-tax assets) less liabilities (excluding long-term debt) divided by long-term debt.


Funds Flow and Changes in Cash and Debt

The following table shows major sources and uses of cash.

(unaudited, millions of U.S.
 dollars)                         Three Months Ended Nine Months Ended
                                    Sept. 30, 2005     Sept. 30, 2005
                                  ------------------ -----------------
Operating income (loss)                        $(96)              $75
Add back - depreciation and
           amortization                          70               216
         - restructuring charges                 85                85
                                  ------------------ -----------------
EBITDA (1)                                       59               376
Interest                                        (28)              (80)
Current tax expense and other                     4               (65)
                                  ------------------ -----------------
Funds from operations                            35               231
Operating working capital decrease               96               130
                                  ------------------ -----------------
Cash from operations                            131               361

Tax-related settlement                            -               108
Capital expenditures                           (102)             (290)
Turnaround costs, long-term
 investments and other assets                   (61)             (101)
Dividends paid                                   (7)              (20)
Common shares issued for stock
 options                                          -                11
Common shares repurchased                         -              (125)
Options retired for cash                          -               (10)
Foreign exchange and other                      (12)               (9)
                                  ------------------ -----------------
Total change in cash and debt                  $(51)             $(75)
                                  ------------------ -----------------
                                  ------------------ -----------------
Decrease in cash and cash
 equivalents                                  $(119)            $(148)
Decrease in debt (including
 foreign exchange changes)                       68                73
                                  ------------------ -----------------
Total change in cash and cash
 equivalents and debt                          $(51)             $(75)
                                  ------------------ -----------------
                                  ------------------ -----------------

(1) See Consolidated Statement of Net Income (Loss) and Reinvested Earnings on page 16 and Supplemental Measures on page 12.


    NOVA Chemicals' net debt to total capitalization ratio was 53.2% at Sept. 30, 2005. Cash on hand at the end of the third quarter was $97 million, down from $216 million at the end of the second quarter, primarily as a result of debt reduction.
    NOVA Chemicals' funds from operations were $35 million for the third quarter of 2005, down from $41 million in the second quarter.
    Operating working capital decreased by $96 million in the third quarter of 2005 compared to a $93 million decrease in the second quarter of 2005. This decline was related primarily to lower inventory levels associated with the Corunna turnaround partially offset by higher feedstock costs.
    NOVA Chemicals measures the effectiveness of its working capital management through Cash Flow Cycle Time (CFCT). See Supplemental Measures on page 12. CFCT measures working capital from operations in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps to determine which portion of changes in working capital results from factors other than price movements. CFCT was 29 days as of Sept.
30, 2005 down from 34 days as of June 30, 2005, primarily due to lower inventory.
    Capital expenditures were $102 million in the third quarter of 2005, compared to $115 million in the second quarter and $60 million in the third quarter of 2004. The increase from the third quarter is primarily related to the Corunna flexi-cracker plant modernization project and the Bayport expansion project.
    Selling, general and administrative expenses (SG&A) increased by $68 million from the second quarter, and was up $1 million from the third quarter of 2004. This third quarter increase was primarily due to the mark-to-market cost of stock-based compensation. NOVA Chemicals stock price dropped by $12.39 per share in the second quarter and increased by $6.24 per share in the third quarter causing a quarter-over-quarter swing in SG&A costs of $65 million.

    Financing

    NOVA Chemicals has a $375 million revolving credit facility, expiring June 30, 2010. As of Sept. 30, 2005, NOVA Chemicals has utilized $62 million of the revolving credit facility in the form of operating letters of credit. As of Oct. 18, 2005, the company utilized $90 million of the facility, $65 million of which is in the form of letters of credit. NOVA Chemicals continues to comply with all financial covenants under the facility.
    As of Sept. 30, 2005, $285 million was sold under the accounts receivable securitization programs compared to $243 million as of June 30, 2005.
    In Sept. 2005, $100 million of 7%, 10-year notes matured and were retired for cash, and a $19 million lease for new Corunna compressors was finalized for a net debt reduction of $81 million. In May 2006, $300 million of 7% medium-term notes will mature.
    During Sept. 2005, the certificate of incorporation of our subsidiary, NOVA Chemicals Inc., was amended to remove the conversion feature that allowed the holders of the retractable preferred shares, under certain circumstances, to convert the preferred shares to NOVA Chemicals' common shares. Accordingly, the preferred shares will no longer have an impact on diluted earnings per share.

    FIFO Impact

    NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of NOVA Chemicals' competitors use the last-in, first-out (LIFO) method. Because NOVA Chemicals uses FIFO, a portion of the second quarter feedstock purchases flowed through the income statement in the third quarter. June benzene prices were $2.30 per gallon increasing to $2.75 per gallon in Sept. Sept. NYMEX natural gas pricing was higher than June pricing by $3.88 per mmBTU, while crude oil increased from $56.42 per barrel in June to $59.03 per barrel in July. Minimal purchases were made in Aug. and Sept. in anticipation of the Corunna plant turnaround in Sept. 2005. We estimate that net income would have been about $13 million lower in the third quarter had NOVA Chemicals used the LIFO method of accounting. Had Corunna been at normal inventory levels the impact would have been approximately $23 million.
    We estimate that net income in the second quarter would have been about $23 million higher had NOVA Chemicals used the LIFO method of accounting. See Causal Analysis on page 15.

    Feedstock Derivative Positions

    NOVA Chemicals maintains a derivatives program to manage risk associated with feedstock purchases. The after-tax gain from natural gas, benzene and crude oil positions realized in the third quarter of 2005 was $1 million compared to an $8 million gain in the second quarter.
    In addition, NOVA Chemicals is required to record on its balance sheet the market value of any outstanding derivative positions that do not qualify for hedge accounting treatment. The gain or loss resulting from changes in the market value of these derivatives is recorded through earnings each period. The mark-to-market impact in the third quarter of our outstanding feedstock derivative portfolio was an $11 million after-tax gain compared to a $9 million after-tax loss in the second quarter.

    Supplemental Measures

    In addition to providing measures in accordance with Canadian
Generally Accepted Accounting Practices (GAAP), NOVA Chemicals presents certain supplemental measures as follows:

    --  EBITDA - defined on page 13

    --  Average capital employed - defined on page 2

    --  CFCT - defined on page 11

    --  After-tax return on capital employed - defined on page 2

    --  Net debt to total capitalization - defined on page 10

    -- Net income (loss) from the businesses - total net income or loss from the Olefins/Polyolefins and Styrenics businesses, which equals NOVA Chemicals' net income less corporate and other items (see page 1)

    These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

    EBITDA

    This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Net Income (Loss) and Reinvested Earnings by adding to net income (loss) interest expense, income taxes, depreciation and amoritization, other gains and losses, and restructuring charges. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

    Corporate and Other

    A listing of after-tax corporate and other items for the periods presented is as follows:


                               Three Months            Nine Months
                                   Ended                   Ended
                          ------------------------- -----------------
(unaudited, millions of   Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
 U.S. dollars)              2005    2005     2004     2005     2004
                          -------- ------- -------- -------- --------
Stock-based compensation
 and profit sharing (1)
  Profit sharing accrual
   adjustment                  $6     $(3)      $-       $-       $-
  Stock-based compensation
   accrual                     (2)     (4)       -      (10)      (5)
  Stock-based compensation
   mark-to-market adjustment  (14)     28      (21)      24      (26)
Unusual non-cash insurance
 charge(2)                      -     (15)       -      (15)       -
IRS Settlement                  -       -       10        -       10
Non-cash write-down(3)        (75)      -        -      (75)       -
                          -------- ------- -------- -------- ---------
                             $(85)     $6     $(11)    $(76)    $(21)
                          -------- ------- -------- -------- ---------
                          -------- ------- -------- -------- ---------

(1) NOVA Chemicals has two cash settled stock-based incentive compensation plans that are marked-to-market with changes in the value of the common stock price. In the first quarter of 2004 the stock-based compensation plan was amended to price equity appreciation units using NYSE values. The NYSE market price on Sept. 30, 2005, was $36.80 U.S. In addition, NOVA Chemicals maintains a profit sharing program available to most employees based on the achievement of shareholder return on equity targets. The calculation of stock-based compensation and profit sharing expense each quarter is dependent upon a number of variables. One variable is NOVA Chemicals' common share price. During the third quarter of 2005, the share price rose by $6.24 thereby increasing our liability under the stock-based compensation programs. Accordingly, a $14 million after-tax expense was recorded in earnings during the quarter. We are also required to record an expense for our estimate of profit sharing and stock-based compensation earned by employees during the quarter. NOVA Chemicals accrues profit sharing based on an evaluation of expected results versus target results. As a consequence of our most recent review of our ability to achieve the minimum return on equity targets required to trigger a profit share payout, we have reversed the amounts previously accrued in 2005. This resulted in an after-tax recovery of $6 million in the quarter. We accrue stock-based compensation expense over the vesting periods in which employees earn the units. The amount of expense is also impacted by the number of units redeemed during the quarter and the price at which they are redeemed. The after-tax amount of stock-based compensation expense in the third quarter of 2005 related to these items was $2 million.
(2) NOVA Chemicals accrued a non-cash expense of $15 million after-tax related to its share of estimated incremental costs in the insurance pools in which it participates. NOVA Chemicals is one of many participants in OIL and sEnergy - two mutual insurance companies formed to insure against catastrophic risks. Due to recent losses incurred by OIL and sEnergy that are related to participants other than NOVA Chemicals, the company will be required to pay higher future premiums.
(3) NOVA Chemicals recorded a charge of $75 million after-tax primarily as a result of a NOVA-Innovene joint venture decision to cease EPS production at Berre, France and permanently shutdown the EPS plant at Carrington, UK. The benefit of tax losses in France and obsolete assets associated with the Corunna modernization were written off and also included in this charge (see Note 8 to the consolidated financial statements).


    NOVA Chemicals' share price on the New York Stock Exchange (NYSE) rose to U.S. $36.80 at Sept. 30, 2005 from U.S. $30.56 at June 30,
2005. NOVA Chemicals' share value increased 20% for the quarter ending Sept. 30, 2005 on the NYSE and 14% on the Toronto Stock Exchange
(TSX), while peer chemical companies' share values declined 7% on average and the S&P Chemicals Index decreased 6%. The S&P/TSX Composite Index was up 11% and the S&P 500 was up 3% in the third quarter. As of October 18, 2005, NOVA Chemicals' share price was U.S. $37.06, up 1% from Sept. 30, 2005. The S&P Chemicals Index was down 2% in the same period.
    In the third quarter, approximately 46% of trading in NOVA Chemicals' shares took place on the TSX and 54% of trading took place in the U.S.


       Third Quarter Trading Volumes       Millions of % of    % of
                                              Shares    Float  Trading
------------------------------------------------------ ------ --------
Toronto Stock Exchange                           26.5     32       46
Consolidated U.S. Trading Volumes                31.0     38       54
                                           ----------- ------ --------
Total                                            57.5     70      100
                                           ----------- ------ --------
                                           ----------- ------ --------


----------------------------------------------------------------------
                         INVESTOR INFORMATION
For inquiries on stock-related      Transfer Agent and Registrar
 matters including dividend         CIBC Mellon Trust Company
 payments, stock transfers and      600 The Dome Tower, 333 Seventh
 address changes, contact NOVA       Avenue S.W.
 Chemicals toll-free at 1-800-661-  Calgary, Alberta, Canada T2P 2Z1
 8686 or e-mail to                  Phone: (403) 232-2400/1-800-387-
 shareholders@novachem.com.          0825
                                    Fax: (403) 264-2100
Contact Information                 Internet:    www.cibcmellon.ca
Phone: (403) 750-3600 (Canada) or   E-Mail:
 (412) 490-4000 (United States)      inquiries@cibcmellon.ca
Internet: www.novachemicals.com     Share Information
E-Mail: invest@novachem.com         NOVA Chemicals' trading symbol on
                                     the New York and Toronto Stock
NOVA Chemicals Corporation           Exchanges is NCX.  On the TSX,
1000 Seventh Avenue S.W., P.O. Box   NOVA Chemicals is listed and
 2518                                traded in both Canadian and U.S.
Calgary, Alberta, Canada T2P 5C6     dollars.  The U.S. dollar trading
                                     symbol on the TSX is NCX.U.
If you would like to receive a
 shareholder information package,
 please contact us at (403) 750-
 3600 or (412) 490-4000 or via e-
 mail at publications@novachem.com.

We file additional information relating to NOVA Chemicals, including our Annual Information Form (AIF), with Canadian securities administrators. This information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com. This same information is filed with the U.S. Securities and Exchange Commission and can be accessed via their Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml

----------------------------------------------------------------------


    Forward-Looking Information

    The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.
    Implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for each particular product and feedstock costs. Price increases have varying degrees of success. They are typically phased in and can differ by product or market. There can be no assurances that any announced price increases will be successful or will be realized within the anticipated time frame. In addition, benchmark price indices sometimes lag price increase announcements due to the timing of publication.



CHANGES IN NET INCOME (LOSS)
(unaudited, millions of U.S. dollars)

                                   Q3 2005          First Nine Months
                                Compared with         2005 Compared
                            ----------------------   with First Nine
                              Q2 2005    Q3 2004       Months 2004
                            ----------- ---------- -------------------
Higher (lower) net unit
 margins                           $62       $(38)                $34
Lower sales volumes                 (8)       (63)               (147)
                            ----------- ---------- -------------------
Higher (lower) gross margin(1)      54       (101)               (113)
Higher research and
 development                        (2)        (3)                 (4)
(Higher) lower selling,
 general and administrative        (68)        (1)                 55
Higher restructuring charges       (85)       (85)                (85)
Lower (higher) depreciation
 and amortization                    4         (2)                  9
Higher interest expense             (1)        (2)                  -
Lower other gains and losses         -        (12)                (13)
Lower income tax expense
 (Note 4 to the Financial
 Statements)                        18         45                  25
                            ----------- ---------- -------------------
Decrease in net income            $(80)     $(161)              $(126)
                            ----------- ---------- -------------------
                            ----------- ---------- -------------------

(1) Revenue less feedstock and operating costs.


CAUSAL ANALYSIS - NET INCOME (LOSS)
(unaudited, millions of U.S. dollars, all amounts are after-tax)

Q2 2005 Net Income (Loss)                                        $(25)

  Margin erosion assuming LIFO based accounting        $(29)
  Additional margin provided by FIFO based
   accounting                                            36         7
                                                   ---------

     Unusual Events
       Joffre ethane interruption - June 21, 2005       (16)
       Corunna power outage - Apr. 16, 2005              19
       Insurance accrual from Q2 2005                    15        18
                                                   ---------

  Non-cash write-down                                             (75)
  Profit sharing                                          9
  Stock-based compensation                              (40)
    Other                                                 1       (30)
                                                   --------- ---------

Q3 2005 Net Income (Loss)                                       $(105)
                                                             ---------
                                                             ---------


    The above table is provided to describe significant items affecting the variance in net income (loss) from quarter to quarter.
    NOVA Chemicals had higher margins in the third quarter because it uses FIFO-based accounting versus LIFO-based. The additional margin provided by FIFO-based accounting is partially offset by margin erosion caused by an increase in feedstock prices from June to Sept. which was not fully realized in higher selling prices. The overall quarter-to-quarter gain in margin was $7 million, before the effect of second quarter unusual events and lower profit sharing.
    Second quarter unusual events included the power outage at the Corunna, Ontario flexi-cracker, the ethane feedstock interruption to the Joffre, Alberta site and the insurance accrual related to NOVA Chemicals' share of anticipated incremental future costs in the insurance pools in which it participates. The after-tax impact of these events totaled $39 million in the second quarter and $21 million in the third quarter, resulting in approximately $18 million higher earnings quarter-over-quarter.
    In the third quarter, NOVA Chemicals took a non-cash write-down of $75 million primarily as a result of a decision by the NOVA Innovene joint venture to cease EPS production at Berre, France and permanently shutdown the EPS plant at Carrington, UK.
    Differences in the amount of profit sharing and stock-based compensation accruals from quarter to quarter account for the remaining increase in net loss from the second quarter to third quarter.



FINANCIAL STATEMENTS

Consolidated Statement of Net Income (Loss) and Reinvested
Earnings

(unaudited, millions of U.S. dollars except per share amounts)

                                 Three Months           Nine Months
                                     Ended                 Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2005    2005     2004     2005     2004
                           -------- ------- -------- -------- --------
Revenue                     $1,366  $1,329   $1,379   $4,183   $3,743
                           -------- ------- -------- -------- --------

Feedstock and operating
 costs                       1,212   1,229    1,124    3,633    3,080
Research and development        14      12       11       38       34
Selling, general and
 administrative                 81      13       80      136      191
Restructuring charges           85       -        -       85        -
Depreciation and amortization   70      74       68      216      225
                           -------- ------- -------- -------- --------
                             1,462   1,328    1,283    4,108    3,530
                           -------- ------- -------- -------- --------
Operating income (loss)        (96)      1       96       75      213
                           -------- ------- -------- -------- --------

Interest expense (net)
 (Note 3)                      (28)    (27)     (26)     (80)     (80)
Other gains and losses           -       -       12        -       13
                           -------- ------- -------- -------- --------
                               (28)    (27)     (14)     (80)     (67)
                           -------- ------- -------- -------- --------
Income (loss) before income
 taxes                        (124)    (26)      82       (5)     146
Income tax (expense) recovery
 (Note 4)                       19       1      (26)     (31)     (56)
                           -------- ------- -------- -------- --------
Net income (loss)            $(105)   $(25)     $56     $(36)     $90
Reinvested earnings, beginning
 of period                     577     608      597      633      584
  Change in accounting policy    -       -        -        -       (7)
  Common share dividends        (7)     (6)      (7)     (20)     (21)
  Common share repurchase        -       -      (59)    (107)     (59)
  Options retired for cash
   (net)                         -       -        -       (5)       -
                           -------- ------- -------- -------- --------
Reinvested earnings, end of
 period                       $465    $577     $587     $465     $587
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------
Earnings (loss) per share
 (Note 5)
  - basic                   $(1.28) $(0.29)   $0.64   $(0.44)   $1.03
  - diluted                 $(1.28) $(0.29)   $0.60   $(0.44)   $0.98



Summary Quarterly Financial Information
(unaudited; millions of U.S. dollars, except per share amounts)

                                                 Three Months Ended
                                              ------------------------
                                                       2005
                                              -----------------------
                                             Sept. 30 June 30 Mar. 31
Revenue                                       $1,366   1,329   1,488
Operating income (loss)                         $(96)      1     170
Net income (loss)                              $(105)    (25)     94
Net income (loss) per share
  -basic                                      $(1.28)  (0.29)   1.12
  -diluted                                    $(1.28)  (0.29)   1.06
Weighted-average common shares outstanding
 (millions)
  -basic                                        82.3    82.3    83.2
  -diluted                                      82.3    82.3    90.0


                                      Three Months Ended
                            ------------------------------------------
                                         2004                  2003
                            --------------------------------- --------
                            Dec. 31  Sept. 30 June 30 Mar. 31  Dec. 31
Revenue                     $1,527     1,379   1,238   1,126    1,041
Operating income (loss)
                                51        96      76      41        3
Net income (loss)              162        56      27       7      (15)
Net income (loss) per share
  -basic                      1.91      0.64    0.31    0.08    (0.18)
  -diluted                    1.78      0.60    0.30    0.08    (0.18)
Weighted-average common shares
 outstanding (millions)
  -basic                      84.8      87.2    87.6    87.3     87.0
  -diluted                    92.4      95.9    96.9    89.2     87.0

Notes to the Consolidated Financial Statements appear on pages 19 to 22.


Consolidated Balance Sheet

(unaudited, millions of U.S. dollars)     Sept. 30, 2005 Dec. 31, 2004
                                           ------------- -------------
Assets
Current assets
  Cash and cash equivalents                         $97          $245
  Receivables                                       430           567
  Inventories                                       536           634
                                           ------------- -------------
                                                  1,063         1,446

Investments and other assets                        150           147
Plant, property and equipment, net                3,579         3,454
                                           ------------- -------------

                                                 $4,792       $ 5,047
                                           ------------- -------------
                                           ------------- -------------

Liabilities and Shareholders' Equity
Current liabilities
  Bank loans                                         $1            $-
  Accounts payable and accrued liabilities          863           808
  Long-term debt due within one year                302           100
                                           ------------- -------------
                                                  1,166           908
Long-term debt (Note 1)                           1,338         1,614
Future income taxes                                 652           677
Deferred credits                                    335           355
                                           ------------- -------------
                                                  3,491         3,554
                                           ------------- -------------

Shareholders' equity
  Common equity
    Common shares                                   494           499
    Contributed surplus                              11             8
    Cumulative translation adjustment               331           353
    Reinvested earnings                             465           633
                                           ------------- -------------
                                                  1,301         1,493
                                           ------------- -------------
                                                 $4,792        $5,047
                                           ------------- -------------
                                           ------------- -------------

Notes to the Consolidated Financial Statements appear on pages 19 to 22.


Consolidated Statement of Cash Flows
(unaudited, millions of U.S. dollars)

                                 Three Months          Nine Months
                                     Ended                 Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2005     2005    2004     2005    2004
                           -------- ------- -------- -------- --------
Operating activities
  Net income (loss)          $(105)    $(25)    $56     $(36)    $90
  Depreciation and
   amortization                 70       74      68      216     225
  Future income tax expense
   (recovery)                  (15)      (9)     15      (38)     31
Restructuring charges           85        -       -      (85)      -
Other gains and losses           -        -     (12)       -     (13)
  Stock option expense           -        1       1        4       3
                           -------- ------- -------- -------- --------
  Funds from operations         35       41     128      231     336
  Changes in non-cash
   working capital              96       93     (56)     130    (159)
                           -------- ------- -------- -------- --------
  Cash from operations         131      134      72      361     177
                           -------- ------- -------- -------- --------

Investing activities
  Proceeds on asset sales
   and other capital
   transactions                  -        -      31        -      37
  Plant, property and
   equipment net
  additions                   (102)    (115)    (60)    (290)   (142)
  Turnaround costs, long-
   term
  investments and other
   assets                      (61)     (23)     (4)    (101)     (8)
  Changes in non-cash
   working capital               -        -       -      108       -
                           -------- ------- -------- -------- --------
                              (163)    (138)    (33)    (283)   (113)
                           -------- ------- -------- -------- --------
Financing activities
  Increase in current bank
   loans                         1        -       -        1       -
  Long term debt additions      19        -       -       19     400
  Long term debt repayments   (101)       -       -     (101)      -
  Preferred securities
   redeemed                      -        -       -        -    (383)
  Options retired for cash       -        -      (1)     (10)     (1)
  Common shares issued for
   stock options                 -        -      13       11      25
  Common share repurchases       -        -     (72)    (125)    (72)
  Common share dividends        (7)      (6)     (7)     (20)    (21)
  Project advances from
   third parties                 -        -       3        -       9
  Changes in non-cash
   working capital               1       (1)      1       (1)      -
                           -------- ------- -------- -------- --------
                               (87)      (7)    (63)    (226)    (43)
                           -------- ------- -------- -------- --------

Increase (decrease) in cash
 and cash equivalents         (119)     (11)    (24)    (148)     21
Cash and cash equivalents,
 beginning
of period                      216      227     257      245     212
                           -------- ------- -------- -------- --------

Cash and cash equivalents,
 end
of period                      $97     $216    $233      $97    $233
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------
Cash tax payments                $1     $44     $(5)     $54      $6
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------
Cash interest payments         $40      $24     $36     $102     $84
                           -------- ------- -------- -------- --------
                           -------- -------- ------- -------- -------

Notes to the Consolidated Financial Statements appear on pages 19 to 22.


    Notes to Consolidated Financial Statements

    (unaudited, millions of U.S. dollars, except per share amounts unless otherwise noted)
    These interim Consolidated Financial Statements do not include all of the disclosures included in NOVA Chemicals' annual Consolidated Financial Statements. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2004. Certain comparative amounts have been reclassified to conform with the current period's presentation.

    1. Significant Accounting Policies

    These interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2004 on pages 75 to 79 of the 2004 Annual Report, except as noted below:
    Accounting for Financial Instruments with Characteristics of Both Liabilities and Equity
    The CICA implemented new accounting standards, which harmonize accounting standards with U.S. GAAP for some types of mandatorily redeemable shares and other financial instruments. Beginning on Jan. 1, 2005, these instruments are required to be classified, on a retroactive basis, as liabilities rather than equity. As a result, the preferred shares of NOVA Chemicals' subsidiary, NOVA Chemicals Inc., have been classified as debt. In addition, any dividends associated with these preferred shares have been reclassified to interest expense reducing net income by $2 million in the third quarter of 2005, $2 million in the second quarter of 2005 and $1 million in the third quarter of 2004. All prior periods have been restated.


2. Pensions and Other Post-Retirement Benefits
Components of Net
 Periodic Benefit Cost
 for Defined Benefit     Three Months Ended      Nine Months Ended
 Plans(1)                     Sept. 30                Sept. 30
                       ----------------------- -----------------------
                        Pension      Other      Pension       Other
                         Benefits    Benefits    Benefits   Benefits
                       ----------- ----------- ----------- -----------
                       2005  2004  2005  2004  2005  2004  2005  2004
                       ----- ----- ----- ----- ----- ----- ----- -----
  Current service cost   $8    $6    $-    $-   $20   $18    $2    $2
  Interest cost on
   projected benefit
   obligations           11     9     1     1    29    25     3     3
  Actual return on
   plan assets          (10)  (11)    -     -   (28)  (34)    -     -
  Actuarial (gain)
   loss on accrued
   benefit obligations    -     6     -     -     -    19     -    (2)
                       ----- ----- ----- ----- ----- ----- ----- -----
  Costs arising in the
   period                 9    10     1     1    21    28     5     3
    Differences
     between costs
     arising in the
     period and costs
     recognized in the
     period in respect
     of the long-term
     nature of
     employee future
     benefit costs:
  Return on plan
   assets                 -     3     -     -     -    11     -     -
  Transition (asset)
   obligation            (2)   (1)    -     -    (4)   (4)    1     1
  Actuarial (gain)
   loss                   1    (5)    -     1     5   (15)    1     3
  Past service and
   actual plan
   amendments             1     -     -     -     1     2     -     -
                       ----- ----- ----- ----- ----- ----- ----- -----
    Net defined
     benefit cost
     recognized          $9    $7    $1    $2   $23   $22    $7    $7
                       ----- ----- ----- ----- ----- ----- ----- -----
                       ----- ----- ----- ----- ----- ----- ----- -----

(1) Certain prior year amounts have been restated to conform with the presentation adopted in 2004 due to new Canadian GAAP disclosure requirements.


    The expected long-term rate of return on plan assets is 7.5% in 2005.

    Employer Contributions

    NOVA Chemicals contributed $17 million to its defined benefit pension plans and $2 million to its defined contribution plans in the third quarter of 2005 ($32 million and $6 million in the nine months ended Sept. 30, 2005).


3. Interest Expense

Components of Interest Expense
                                Three Months            Nine Months
                                    Ended                  Ended
                          -------------------------- -----------------
                          Sept. 30  June 30 Sept. 30 Sept. 30 Sept. 30
                            2005      2005    2004     2005     2004
                          -------- -------- -------- -------- --------
Interest on long-term debt    $29      $28      $26      $84      $79
Interest on securitizations
 and other                      4        3        2        8        6
                          -------- -------- -------- -------- --------
Gross interest expense         33       31       28       92       85
Interest capitalized during
 plant construction            (4)      (3)       -       (9)      (1)
Interest income                (1)      (1)      (2)      (3)      (4)
                          -------- -------- -------- -------- --------
Interest expense (net)        $28      $27      $26      $80      $80
                          -------- -------- -------- -------- --------
                          -------- -------- -------- -------- --------


4.Income Taxes
                                 Three Months           Nine Months
                                    Ended                 Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2005    2005     2004     2005     2004
                           -------- ------- -------- -------- --------
Income (loss) before income
 taxes                       $(124)   $(26)     $82      $(5)    $146
Statutory income tax rate    33.62%  33.62%   33.87%   33.62%   33.87%
                           -------- ------- -------- -------- --------
Computed income tax expense
 (recovery)                   $(42)    $(9)     $28      $(2)     $49
Increase (decrease) in taxes
 resulting from:
    Lower tax rates on other
     gains                       -       -       (2)       -       (2)
    Tax benefits not
     recognized on
     restructuring charges      16       -        -       16        -
    Income tax rate adjustment   -       -        -        -       (7)
    Additional cost-of-service
     income taxes (1)            -       -        -        -        4
    Foreign tax rates            3       6       (2)      10        2
    Other                        4       2        2        7       10
                           -------- ------- -------- -------- --------
Income tax expense (recovery) $(19)    $(1)     $26      $31      $56
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------

(1) Income taxes on the Joffre, Alberta second ethylene plant were recoverable from customers until June 30, 2004 and were recorded on the flow-through rather than liability method. Subsequent to June 30, 2004, income taxes are being recorded on the liability method.


5.  Earnings (Loss) Per Share
  (shares in millions)               Three Months Ended
                       ----------------------------------------------
                          Sept. 30         June 30        Sept. 30
                            2005            2005            2004
                       --------------- --------------- --------------
                        Basic  Diluted  Basic  Diluted Basic  Diluted
Net income (loss)       $(105)  $(105)   $(25)   $(25)   $56     $56
Interest on convertible
 preferred shares           -       -       -       -      -       1
                       ------- ------- ------- ------- ------ -------
Net income (loss) for
  EPS calculation       $(105)  $(105)   $(25)   $(25)   $56     $57
                       ------- ------- ------- ------- ------ -------
                       ------- ------- ------- ------- ------ -------
Weighted-average
  common shares
  outstanding            82.3    82.3    82.3    82.3   87.2    87.2
Add back effect of
  dilutive securities:
   Stock options            -       -       -       -      -     2.7
   Preferred shares         -       -       -       -      -     6.0
                       ------- ------- ------- ------- ------ -------
Weighted-average
  common shares for
  EPS calculations       82.3    82.3    82.3    82.3   87.2    95.9

                       ------- ------- ------- ------- ------ -------
Earnings (loss) per
  common share         $(1.28) $(1.28) $(0.29) $(0.29) $0.64   $0.60
                       ------- ------- ------- ------- ------ -------
                       ------- ------- ------- ------- ------ -------


5.  Earnings (Loss) Per Share
       (shares in millions)                   Nine Months Ended
                                        ------------------------------
                                           Sept. 30        Sept. 30
                                             2005            2004
                                        --------------- --------------
                                         Basic  Diluted Basic  Diluted
Net income (loss)                         $(36)   $(36)   $90     $90
Interest on convertible preferred shares     -       -      -       4
                                        ------- ------- ------ -------
Net income (loss) for
  EPS calculation                         $(36)   $(36)   $90     $94
                                        ------- ------- ------ -------
                                        ------- ------- ------ -------
Weighted-average
  common shares
  outstanding                             82.6    82.6   87.4    87.4
Add back effect of
  dilutive securities:
   Stock options                             -       -      -     2.2
   Preferred shares                          -       -      -     6.9
                                        ------- ------- ------ -------
Weighted-average
  common shares for
  EPS calculations                        82.6    82.6   87.4    96.5
                                        ------- ------- ------ -------
Earnings (loss) per
  common share                          $(0.44) $(0.44) $1.03   $0.98
                                        ------- ------- ------ -------
                                        ------- ------- ------ -------

A total of 4.7 million stock options have been excluded from the computation of diluted earnings per share for the quarter ended Sept. 30, 2005. As of Sept. 30, 2005, the fully diluted share count was 82,335,363 million. A total of 8.5 million retractable preferred shares and 4.7 million stock options were excluded in the quarter ended June 30, 2005. No retractable preferred shares or stock options were excluded from the computation of diluted earnings per share for the quarter ended Sept. 30, 2004. Options become dilutive when the market price is higher than the strike price and NOVA Chemicals is profitable. The amount of dilution will vary with the stock price. The retractable preferred shares were dilutive prior to Sept. 2005 if our earnings per share was greater than the preferred share dividend divided by the number of shares issued on conversion. As of Sept. 30, 2005, the retractable preferred shares are no longer convertible to NOVA Chemicals' common stock and therefore are no longer a dilutive factor in the earnings per share calculation. No restatements were made to prior periods.

6.  Segmented Information

NOVA Chemicals operates its business under the following principal business segments:
                                 Three Months           Nine Months
                                     Ended                  Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2005    2005     2004     2005     2004
                           -------- ------- -------- -------- --------
Revenue
  Olefins/Polyolefins         $878    $851     $824   $2,687   $2,318
  Styrenics                    525     540      641    1,672    1,633
  Intersegment eliminations    (37)    (62)     (86)    (176)    (208)
                           -------- ------- -------- -------- --------
                            $1,366  $1,329   $1,379   $4,183   $3,743
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------
Operating income (loss)
  Olefins/Polyolefins          $77     $85     $137     $348     $311
  Styrenics                    (74)    (97)      (5)    (191)     (44)
  Corporate and other          (99)     13      (36)     (82)     (54)
                           -------- ------- -------- -------- --------
                              $(96)     $1      $96      $75     $213
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------
Net income (loss)
  Olefins/Polyolefins          $39     $45      $77     $196     $167
  Styrenics                    (59)    (76)     (10)    (156)     (56)
  Corporate and other          (85)      6      (11)     (76)     (21)
                           -------- ------- -------- -------- --------
                             $(105)   $(25)     $56     $(36)     $90
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------

                                                      Sept. 30 Dec. 31
                                                        2005    2004
                                                       ------- -------
Assets
  Olefins/Polyolefins                                  $2,602  $2,510
  Styrenics                                             1,911   2,018
  Corporate and other(1)                                  279     519
                                                       ------- -------
                                                       $4,792  $5,047
                                                       ------- -------
                                                       ------- -------

(1) Amounts include all cash and cash equivalents.


7.  Reconciliation to United States Accounting Principles
                                Three Months          Nine Months
                                    Ended                 Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2005     2005    2004     2005     2004
                           -------- ------- -------- -------- --------
Net income (loss) in
 accordance with Canadian
 GAAP                        $(105)   $(25)     $56     $(36)     $90
Add (deduct) adjustments for:
  Hedging and derivative
   activity(1)                  (1)      -       (2)      (3)       2
  Inventory costing(2)           -      (6)       1       (7)       3
  Start-up costs(3)              2       -        4        3        2
  Change in accounting
   policy(4)                     -       -        -        -       (7)
  Other                          -       1        -        1        -
                           -------- ------- -------- -------- --------
Net income (loss) in
 accordance with
U.S. GAAP                    $(104)   $(30)     $59     $(42)     $90
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------
Earnings (loss) per share -
 basic                      $(1.27) $(0.36)   $0.68   $(0.51)   $1.03
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------
Earnings (loss) per share -
 diluted                    $(1.27) $(0.36)   $0.63   $(0.51)   $0.98
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------


                                 Three Months          Nine Months
                                    Ended                 Ended
                           ------------------------- -----------------
                           Sept. 30 June 30 Sept. 30 Sept. 30 Sept. 30
                             2005    2005     2004     2005     2004
                           -------- ------- -------- -------- --------
Comprehensive income
 (loss) (5)
Net income (loss) in
 accordance with U.S.
 GAAP(8)                     $(104)   $(30)     $59    $(42)      $90
   Cumulative translation
    adjustment(6)               73     (63)      75     (22)       14
                           -------- ------- -------- -------- --------
Comprehensive income (loss)
 in accordance with
 U.S. GAAP                    $(31)   $(93)    $134    $(64)     $104
                           -------- ------- -------- -------- --------
                           -------- ------- -------- -------- --------


                                                    Sept. 30  Dec. 31
                                                     2005       2004
                                                   --------- ---------
Accumulated other comprehensive income(5)
    Cumulative translation adjustment(6)               $310      $332
    Minimum pension liability(7)                         (3)       (3)
                                                   --------- ---------
                                                       $307      $329
                                                   --------- ---------
                                                   --------- ---------

Balance sheet in accordance with U.S. GAAP
   Current assets(1), (2)                            $1,093    $1,482
   Investments and other assets(3), (7)                 149       139
   Plant, property and equipment, net                 3,557     3,429
   Current liabilities(1)                            (1,161)     (893)
   Long-term debt(1)                                 (1,344)   (1,625)
   Deferred credits(1), (7)                            (987)   (1,030)
                                                   --------- ---------
   Common equity                                     $1,307    $1,502
                                                   --------- ---------
                                                   --------- ---------

(1) On Jan. 1, 2001, NOVA Chemicals adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that do not qualify for preferential hedge accounting treatment must be adjusted to fair value through income. If the derivative does qualify, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item and reported in earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. On Jan. 1, 2004, NOVA Chemicals adopted a new Canadian GAAP guideline for recording the fair-value of derivatives. This guideline largely harmonizes Canadian and U.S. GAAP, however, due to the differing implementation dates, timing differences continue to exist.
(2) U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.
(3) U.S. GAAP requires that all costs (except interest on constructed assets) associated with start-up activities be expensed as incurred rather than deferred, as under Canadian GAAP.
(4) On Jan. 1, 2004, NOVA Chemicals adopted the CICA standard for expensing of stock options. This standard was also adopted for U.S. GAAP on that date. Under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP it is reflected as a charge or credit to reinvested earnings.
(5) U.S. GAAP requires the presentation of a separate statement of comprehensive income (loss) and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income (loss) includes certain changes in equity during the period that are not included in net income.
(6) Gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.
(7) U.S. GAAP requires that an additional minimum pension liability be recorded through comprehensive income (loss) when the unfunded accumulated benefit obligation is greater than the accrued pension liability or if there is a prepaid pension asset.
(8) See Note 1 on page 19 for change in accounting policy related to financial instruments.


    8. Restructuring Charges

    On Oct. 1, 2005, NOVA Chemicals and Innovene combined their European polystyrene businesses into a 50:50 joint venture known as NOVA Innovene. In accordance with Canadian generally accepted accounting procedures, NOVA Chemicals will be accounting for the joint venture on a proportionate consolidation basis.
    On Oct. 11, 2005, NOVA Innovene announced it plans to cease EPS production at Berre, France and permanently shutdown the EPS plant at Carrington, UK. Accordingly, NOVA Chemicals has written down the value of the plants on its books to zero as of Sept. 30, 2005. The amount of the write-down was $76 million ($60 million after-tax). The company also reduced the recorded benefit of certain tax loss carry-forwards by $9 million, as the likelihood of their utilization is reduced as a result of the formation of the joint venture and closure of the plants.
    Certain other non-productive assets were written off amounting to $9 million ($6 million after-tax). The total amount of the restructuring charge is $85 million $75 million after-tax).



    CONTACT: NOVA Chemicals Corporation
             Chris Bezaire, 412-490-5070
             Investor Relations
             or
             NOVA Chemicals Corporation
             Greg Wilkinson, 412-490-4166
             Media Relations

                                                                     Exhibit (b)

                                  CERTIFICATION

I, Jeffrey M. Lipton, certify that:

1.      I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

        a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

        a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

        b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




                                             /s/ Jeffrey M. Lipton
                                             -----------------------------------
                                             Jeffrey M. Lipton
October 19, 2005                             Chief Executive Officer
                                            (Principal Executive Officer)

                                                                     Exhibit (c)

                                  CERTIFICATION

I, Larry A. MacDonald, certify that:

1.      I have reviewed this report on Form 6-K of NOVA Chemicals Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

        a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

        c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

        a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

        b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.




                                             /s/ Larry A. MacDonald
                                             -----------------------------------
                                             Larry A. MacDonald
October 19, 2005                             Chief Financial Officer
                                            (Principal Financial Officer)

                                                                     EXHIBIT (d)

                  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended September 30, 2005 (the "Report"), I, Jeffrey M. Lipton, Chief Executive Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.





                                            /s/ Jeffrey M. Lipton
                                            ------------------------------------
                                            Jeffrey M. Lipton
October 19, 2005                            Chief Executive Officer

                                                                     EXHIBIT (e)

                  CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
                       PURSUANT TO 18 U.S.C. SECTION 1350

     In connection with the accompanying quarterly report on Form 6-K of NOVA Chemicals Corporation for the quarter ended September 30, 2005 (the "Report"), I, Larry A. MacDonald, Chief Financial Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.





                                            /s/ Larry A. MacDonald
                                            ------------------------------------
                                            Larry A. MacDonald
October 19, 2005                            Chief Financial Officer